January 13, 2016

Via SEC Edgar Submission

Jay Ingram, Legal Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

RE:	AFS Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Initial Form S-1 Filed: October 23, 2015
File no. 333-207587

Dear Mr. Ingram:

The Company and I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments. I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1: We note your revised disclosure in response to comments 9 and 19 in our letter dated December 7, 2015. As it is material for prospective investors to know the specifics of the technology underlying your license agreement, please file an amended license agreement that includes the chemical makeup of your technology as an exhibit to the agreement. If you wish to request confidential treatment for any portion of the agreement, please refer to Staff Legal Bulletin No. 1 (CF) and its Addendum.

Answer to Comment 1: Ronald Knight, the owner of the proprietary technology is not willing to release the chemical makeup of his proprietary technology, which has been licensed to Avalon Oil and Gas, Inc. and subsequently to AFS Holdings, Inc. The Company cannot provide the chemical makeup of the technology, as it is not the owner of the technology.

Comment 2: We note the following disclosure from Note 12 of Avalon Oil and Gas, Inc.’s most recent Form 10-Q (filed November 23, 2015):

• “On December 1, 2014, the Company entered into an exclusive license agreement for anti-corrosion technology from Ronald Knight in exchange for three hundred thousand (300,000) shares of our common stock;”

• “We did not have any revenue for the period from December 1, 2014 through September 30, 2015;” and

• “On June 1, 2015, the Company entered into a technology license agreement with AFS Holdings, Inc. related to the anti-corrosion technology mentioned in the paragraph above.”

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Additionally, we note that Avalon’s stock traded for $0.09 per share on December 1, 2014, which implies that Avalon paid $27,000 for the license agreement.

In your next amendment, please disclose the following:

• You purchased a license agreement from Avalon for more than eleven times what Avalon had paid for it only six months prior;

• Avalon was unable to generate revenue from the license agreement during these six months; and

• Avalon purchased this license agreement from Ronald Knight. Additionally, describe how Ronald Knight acquired the license, and if he invented the technology underlying the agreement, please disclose his scientific credentials.

Answer to Comment 2: The disclosures listed in Comment 2 have been added to the revised registration statement.

Comment 3: We note that on December 3, 2015 Avalon Oil & Gas issued a press release via GlobeNewswire announcing that it had “formed Avalon 2015 -1, L.P., a Delaware Limited Partnership with Drax Holdings, N.A., (“Drax”), a Canadian Corporation.” We are unable to locate any information confirming that Drax Holdings, N.A. is a valid corporate entity organized under the laws of Canada. Please submit any necessary documentation that will allow us to evaluate the status of Drax. In the registration statement, please disclose that Avalon, a related party, controls 100% of the outstanding Series A Preferred Stock in the following sections:

• Dividends payable to Series A Preferred Stock (page 5);

• Common stock (page 30);

• Stock Transactions (page 34);

• Conflicts of Interest (page 39);

• Preferred Stock ownership table (page 42); and

• Note 6 – Preferred Stock (page F-10).

Answer to Comment 3: The DRAX formation documents have been included as correspondence with the amended registration statement, showing that it is a Canadian entity. Avalon Oil and Gas, Inc. is not an equity owner of Avalon 2015-1, L.P., but Avalon Oil & Gas, Inc. is the General Partner of Avalon 2015-1, L.P. Revised language has been added to the sections listed in Comment 3 to describe the fact that Avalon Oil & Gas, Inc. is the General Partner of the limited partnership.

Prospectus Summary, page 1

Comment 4: We note your revised disclosure in response to comment 8 in our letter dated December 7, 2015. Please disclose here that you will use proceeds from the offering to pay for your licensing agreement. Additionally, if true, please disclose that if you raise less than $300,000, all proceeds you receive from this offering will be used to pay for the licensing agreement.

Answer to Comment 4: The disclosure described in Comment 4 has been added to the revised registration statement.

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Use of Proceeds, page 14

Comment 5: We note your revised disclosure in response to comment 16 in our letter dated December 7, 2015. Please disclose what you will do if you raise less than $500,000 in this offering.

Answer to Comment 5: The disclosure listed in Comment 5 has been added to the revised registration statement.

Plan of Operation; Timeline, page 24

Comment 6: We note your revised disclosure in response to comment 20 in our letter dated December 7, 2015. Please remove disclosure that you will sell these kits for $250 each.

Answer to Comment 6: The reference to the kits being sold for $250 each has been removed from the revised registration statement.

Government Approval, page 24

Comment 7: We note your disclosure on page 22 that you intend to begin working with “PCA authorities to test” your technology. Please disclose the role that the PCA has in regulating your potential product. Additionally, as it appears that the PCA you are referring to is the Minnesota Pollution Control Agency, please disclose whether you will have to get the approval of the pollution control agency—or equivalent state environmental agency—of every state you intend to sell your product in.

Answer to Comment 7: The language related to the PCA authorities has been removed from the registration statement.

Conflict of Interest, page 39

Comment 8: We note your revised disclosure in response to comment 32 in our letter dated December 7, 2015. Please discuss the conflict of interested related to the license agreement here.

Answer to Comment 8: The amended registration statement contains language describing the conflict associated with the license agreement.

Executive Compensation, page 39

Comment 9: We note that Jill Allison is listed in the Outstanding Equity Awards Table but not in the Summary Compensation Table. Please advise.

Answer to Comment 9: Jill Allison has been added to the Summary Compensation Table in the revised registration statement.

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Security Ownership of Certain Beneficial Owners and Management, page 41

Comment 10: We note that the mathematical calculations in your supplemental response to comment 31 in our letter dated December 7, 2015 are incorrect. Please revise to disclose that each director owns 1% of the common shares before the offering and 0.4% of the common shares after the offering.

Answer to Comment 10: The beneficial ownership table has been revised to state the correct ownership amounts.

Respectfully submitted,

/s/ Ken Bart

Ken Bart
Bart and Associates, LLC
Attorney for AFS Holdings, Inc.

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